

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Julia Huang
Chief Executive Officer
ChinaEdu Corporation
4th Floor-A, GeHua Building
No.1 QuiglongHuton, Dongcheng District
Beijing, 100007 People's Republic of China

> **Re: ChinaEdu Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-33858**

Dear Ms. Huang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

We have not received permanent approval to operate our learning centers and our strategy to develop a nationwide network of learning centers will involve substantial costs and may not succeed., page 13

1. With a view towards disclosure, please explain to us what you mean by "deriving revenues" from the cooperative learning centers you reference in this risk factor, and in other places within your annual report.

Business Overview, page 32

2. We note that on page 32 you state that you have "strategic relationships with 29 universities." On page 35 you state that you "provide services to 24 universities" and to

"five additional universities awaiting regulatory approval." Also, on page 60 you state that you "provide services to 29 universities." It appears that you use various constructs to discuss the relationships that you have with the same university customers. In future filings, please adopt a consistent description of your relationship with your university customers.

3. We note that part of the services you provide to universities in connection with their online degree programs include "finance operations." In future filings, please expand your disclosure on what these finance operations entail.

Financing Activities, page 79

4. We note that the increase in financing activities in 2009 was partially due to cash dividends paid to noncontrolling shareholders. In future filings, please disclose who these noncontrolling shareholders are and which entities are making these dividend payments.

Directors, Senior Management and Employees, page 28

5. One of your directors, Zonglian Gu, is dean of Renmin University of China's Online Education College. Renmin University of China is one of your major customers, however, you do not disclose Mr. Gu's relationship with the university as a related party transaction. Please explain to us why you believe Mr. Gu's relationship with Renmin University is not required to be disclosed as a related party transaction.

Note 24 – Net Restricted Assets, page F-64

6. You have noted the amount of your restricted assets but it is not clear if these amounts only include statutory reserves or other items such as paid in capital. Please disclose all items that make up the restricted net assets. Also you have noted that PRC laws requires annual appropriations of 10% of after-tax profit to be set aside prior to payment of dividends, please disclose if there are any other requirements under PRC laws for the private school sector to set aside any additional amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, accountant, at (202) 551-4965 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director